UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission file number: 000-56146

Ehave, Inc.
(Translation of Registrant’s Name Into English)

100 SE 2nd St. Suite 2000

Miami, FL 33131

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

In connection with the preparation of the Ehave, Inc. (the “Company”) financial statements as of December 31, 2022, the Company’s management, in consultation with its advisors, identified errors made in its previously issued financial statements for the periods ending December 31, 2021 and September 30, 2022. Management determined that these financial statements do not give effect to $288,000 cash compensation and the issuance of a warrant (the “Warrant”) to purchase shares 5% of the fully diluted common stock outstanding of Mycotopia Therapies, Inc. (“Mycotopia). The cash and Warrant was granted to the Chief Executive Officer of the Company and Mycotopia pursuant to his consulting agreement with Mycotopia entered into on November 17, 2021. The Company is unable to quantify the exact amount of the error at this time and has determined it has materially understated its liabilities, operating expenses and additional paid-in capital due to never recording the cash compensation and Warrant issuance. In addition, the Company did not disclose the Warrant issuance and additional compensation in the footnotes to the financial statements then ended. The Company determined the Warrant was never valued and expensed, the cash compensation was never accrued and expensed, and these features were never disclosed.

As a result of the foregoing, the Company’s management concluded that its previously issued (i) audited balance sheet and consolidated statement of operations for the period ending December 31, 2021, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 27, 2022; and (ii) unaudited interim financial statements furnished on the Company’s filing on Form 6-K, filed with the SEC on May 23, 2022, should be restated.

The Company has discussed the matters disclosed in this Current Report on Form 6-K with its independent registered public accounting firm, Turner, Stone & Company, L.L.P. and with Mycotopia Therapies Inc.’s independent accounting firm, Pinnacle Accountancy Group of Utah.

As a result of this review, we have reviewed the effectiveness of our internal controls over financial reporting. We believe these errors were primarily due to deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within our accounting and finance functions and deficiencies relating to insufficient analysis, documentation and review of the selection and application of GAAP to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto. Our Annual Report on Form 20-F included management’s assessment that, as of the December 31, 2021 evaluation date, our internal controls over financial reporting were not effective. Our restated financial statements on Form 20-F and Form 6-K will include the necessary updated disclosures regarding our material weaknesses, including the weaknesses identified above.

The discussion of our revised financial results contained in this Current Report on Form 6K has been prepared by management and represents management’s preliminary assessment of the revised results. These results are subject to change as our independent registered public accounting firm completes its review.

Cautionary Statements Regarding Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s intent to restate certain historical financial statements and the timing and impact of the Restatement. These statements are based on current expectations on the date of this Form 6-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

May 02, 2023	By:	/s/ Ben Kaplan
Ben Kaplan
CEO